Exhibit 23.2

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We have issued our report dated April 15, 2008 (which includes an explanatory paragraph relating to the adoption of Financial Accounting Standards Board (FASB) No. 123(R) and FASB No. 158 in 2006) accompanying the consolidated financial statements of KNBT Bancorp, Inc., included in the current report on Form 8-K/A filed with the Securities and Exchange Commission on April 15, 2008 of National Penn Bancshares, Inc., as of and for the year ended December 31, 2007 which are incorporated by reference in this National Penn Bancshares, Inc. Registration Statement and Prospectus.  We hereby consent to the incorporation by reference of the aforementioned report in the National Penn Bancshares, Inc. Registration Statement and Prospectus and to the use of our name as it appears under the caption "Experts".

/s/ GRANT THORNTON LLP

Philadelphia, Pennsylvania
October 31, 2008